SIGNATURE
EXHIBIT INDEX
BCE Inc. 2006 First Quarter Shareholder Report
RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP
SUPPLEMENTARY FINANCIAL INFORMATION - FIRST QUARTER 2006
CEOCFO CERTIFICATIONS

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: May 2006	Commission File Number: 1-8481
BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-              .
Only the BCE Inc. Management’s Discussion and Analysis for the quarter ended March 31, 2006 and the BCE Inc. unaudited interim consolidated financial statements for the quarter ended March 31, 2006, included on pages 6 to 29 and 30 to 39, respectively, of the BCE Inc. 2006 First Quarter Shareholder Report filed with this Form 6-K as Exhibit 1, and the document entitled “Reconciliation of Canadian Generally Accepted Accounting Principles (“GAAP”) to United States GAAP” filed with this Form 6-K as Exhibit 2, are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-3 (Registration No. 333-12130), Form S-8 (Registration No. 333-12780), Form S-8 (Registration No. 333-12802) and Form S-8 (Registration No. 333-12804). Except for the foregoing, no other document or portion of document filed with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Siim A. Vanaselja
Siim A. Vanaselja
Chief Financial Officer Date: May 3, 2006

EXHIBIT INDEX

Exhibit No.	Description

1	BCE Inc. 2006 First Quarter Shareholder Report

2	Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

3	Supplementary Financial Information — First Quarter 2006

4	CEO / CFO Certifications